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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Omni Financial Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1900 Polaris Parkway, Suite 450
(No. and Street)

Columbus	OH	43240
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Milliken	614-438-5300	rmilliken@centerpointstewardship.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HHH CPA Group, LLC
(Name – if individual, state last, first, and middle name)

1250 Old Henderson Road	Columbus	OH	43220
(Address)	(City)	(State)	(Zip Code)

	5344
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Ostrander, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Omni Financial Securities, Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Alesa R. Woods 3/30/2026

ALESA R WOODS
Notary Public
State of Ohio
My Comm. Expires
May 30, 2026

Signature: Robert Ostrander

Title: PRESIDENT

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OMNI FINANCIAL SECURITIES, INC.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

With Report of Independent Registered Public Accounting Firm

For the Year-Ended December 31, 2025

SEC ID# 8-44034

Contents



Nick DiBartolomeo, CPA
Brian Schneider, CPA

HHH CPA GROUP

Rick Dumas, CPA
James Peters, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Omni Financial Securities, Inc.
Columbus, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Omni Financial Securities, Inc. (the Company) as of December 31, 2025, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company. as of December 31, 2025, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

1250 Old Henderson Road, Columbus, OH 43220 | Phone (614) 451-4644 | Fax (614) 451-3818 | www.hhhcpagroup.com

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (collectively referred to as "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 are fairly stated, in all material respects, in relation to the financial statements as a whole.

HHH CPA Group, LLC

HHH CPA Group, LLC

We have served as Omni Financial Securities, Inc's auditor since 2023.
Columbus, Ohio
March 26, 2026

OMNI FINANCIAL SECURITIES, INC.
Financial Statements
Statement of Financial Condition
As of December 31, 2025

Assets

Cash and cash equivalents	$ 33,978
Accounts receivable	9,805
Prepaid Expenses	191
	$ 43,974

Liabilities and Stockholder's
Equity

Liabilities:

Commissions Payable	$ 5,904
Related Party Payable	3,250
Total Liabilities	9,154
Stockholder's equity	34,820
	$ 43,974

The accompanying notes are an integral part of these financial statements.

OMNI FINANCIAL SECURITIES, INC.
Financial Statements
Statement of Operations
For the Year-Ended December 31, 2025

Revenue:

Commission revenue		$ 125,811
Other Income		3,428
	Total revenues	129,239

Operating Expenses:

Commissions		$77,296
Professional Fees		9,625
Administrative Expenses		26,032
Other Expenses		7,743
	Total Operating Expenses	120,696
	Net Income (Loss)	8,543

The accompanying notes are an integral part of these financial statements.

OMNI FINANCIAL SECURITIES, INC.
Financial Statements
Statement of Changes in Stockholder's Equity
For the Year-Ended December 31, 2025

	Common Stock		Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
	Shares	Amount			
Balance January 1, 2025	500	$ 500	$ 117,862	$ (92,085)	$ 26,277
Net Income	-	-	-	8,543	8,543
Balance December 31, 2025	500	$ 500	$ 117,862	$ (83,542)	$ 34,820

The accompanying notes are an integral part of these financial statements.

OMNI FINANCIAL SECURITIES, INC.
Financial Statements
Statement of Cash Flows
For the Year-Ended December 31, 2025

Cash flows from operating activities		
Net Income	$	8,543
Change in operating assets and liabilities		
Accounts Receivable		6,804
Prepaid expenses		5,567
Commissions payable		(5,322)
Net cash from operating activities		15,592
Net change in cash		15,592
Cash and cash equivalents, beginning of year		18,386
Cash and equivalents, end of year	$	33,978

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Omni Financial Securities, Inc. (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was incorporated in the State of Ohio in 1991. The Company has adopted a calendar year.

Description of Business

The Company, located in Columbus, OH, is a broker dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3 (k)(1), which provides an exemption for "Limited Business." The Company is wholly-owned by Centerpoint Stewardship, Inc. (the "Parent").

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable represents amounts due from customer transactions. The Company follows the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2016-13 – Current Expected Credit Losses ("CECL") for determining future expected credit losses for trade and other receivables. The Company considers an allowance for credit losses based on factors surrounding the credit risk of customers, past events, current conditions, and reasonable and supportable forecasts concerning the future. Management has determined that no allowance was necessary at December 31, 2025.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its stockholder, has elected for federal income tax purposes to be an S Corporation. In lieu of corporate income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income or loss. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Income Tax Uncertainties

The Company follows the Financial Accounting Standard Board's ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Concentrations

The Company's concentration is in services, which is the sale of variable annuities and mutual funds. Two customers comprised 50% of revenues during 2025 and four customers comprised 66% of accounts receivable at December 31, 2025.

Revenue Recognition

Commission Revenue: The Company earns commissions for the sale of insurance policies, mutual funds, annuities, and other financial products to customers. The Company records commission revenue based on the effective date of the sale of insurance policies, mutual funds, annuities and other financial products. The Company believes that the performance obligation is satisfied on the effective date because that is when the customer is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to the customer. The Company earns trail commissions on certain insurance policies sold to customers as long as those policies remain current and active with the insurance provider. The Company records trail commission revenue as trail commissions are remitted to the Company from the insurance provider. The Company believes sufficient uncertainty exists outside of the Company's control as to the policies remaining active between the customer and the insurance provider and therefore does not recognize trail commission revenue until that contingency is resolved. Receivables related to commission revenue were $16,609 and $9,805 as of December 31, 2024 and December 31, 2025, respectively. There were no contract assets or liabilities as of December 31, 2024 or December 31, 2025.

8

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 26, 2026, which is the date the financial statements were issued. The Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – REGULATORY REQUIREMENTS

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2025, the Company had net capital of $30,778 which was $25,778 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.67 to 1. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

NOTE C – RELATED PARTY TRANSACTIONS

The Parent allocates to its subsidiaries certain expenses it incurs that are related to the subsidiaries' operations via management and overhead expenses. The allocated expenses totaled $26,032 for 2025 and are included in administrative expenses on the accompanying statement of operations. The Parent did not allocate and forgave $1,868 in allocated overhead expenses during 2025. The Company currently occupies office space leased by the Parent, the expense for which is allocated through the Expense Agreement. Management has reviewed the Expense Agreement and concluded that this contract does not contain any leases under the scope of ASU 2016-02 – Leases (Topic 842).

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers' SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

OMNI FINANCIAL SECURITIES, INC.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2025

Computation of Net Capital

Stockholder's Equity		$34,820
Non-Allowable Assets		
Prepaid Expenses	-191	
Accounts Receivable - Other	-3,670	
Total Non-Allowable Assets		(3,861)
Undue Concentrations		(162)
Net Capital		$30,778

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	965
Minimum Dollar Net Capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	25,778

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	14,475
Percentage of Aggregate Indebtedness to Net Capital	106.87%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2025	$30,778
Adjustments	
Increase (Decrease) in Equity	-
Net Capital as presented	$30,778
Excess Net Capital Computed on FOCUS IIA as of December 31, 2025	25,778
Decrease in Net Capital	-
Excess Net Capital as presented	25,778

OMNI FINANCIAL SECURITIES, INC.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2025

EXEMPTION PROVISION OR RESERVE REQUIREMENTS PURSUANT TO RULE 13C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

The Company is exempt under Rule 15c3-3(k)(1) from preparing the Determining of Reserve Requirements Pursuant to Rule 15c3-3.



Nick DiBartolomeo, CPA
Brian Schneider, CPA

HHH
CPA GROUP

Rick Dumas, CPA
James Peters, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Omni Financial Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Omni Financial Securities, Inc. identified the following provision of 17 C.F.R. §15c3- 3(k) under which Omni Financial Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provision") and (2) Omni Financial Securities, Inc. stated that Omni Financial Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Omni Financial Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Omni Financial Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
March 26, 2026

1250 Old Henderson Road, Columbus, OH 43220 | Phone (614) 451-4644 | Fax (614) 451-3818 | www.hhhcpagroup.com



OMNI FINANCIAL SECURITIES, INC.
1900 Polaris Parkway, Suite 450
Columbus, OH 43240
Tel: 614-438-5300 Fax: 614-410-3384

A REGISTERED FINRA BROKER DEALER
MEMBER SIPC

Omni Financial Securities, Inc. Exemption Report

Omni Financial Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of my knowledge and belief, the company states the following:

(1) The Company met the identified exemption provisions in 17 C.F.R. §240.15c2-3(k) throughout the most recent fiscal year without exception under the following provisions of 17 C.F.R. §240.15c3-3 (k)(1).

Omni Financial Securities, Inc.

I, Robert Ostrander, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President

Date: MAR 26, 2026